[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

November 17, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Global Growth Fund, Inc. Post-Effective Amendment No. 17 to Registration Statement Form N-1A Securities Act File No. 333-32899

Ladies and Gentlemen:

        On behalf of BlackRock Global Growth Fund, Inc. (the “Fund”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 17 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

        The primary purpose of this registration statement is to update the disclosure to reflect certain changes to the Fund’s investment strategy. The registration statement is being revised to disclose that the Fund will invest primarily in the common stock of companies of any market capitalization. Currently, the disclosure states that in selecting securities, Fund management emphasizes companies with medium to large stock market capitalizations. In addition, the investment strategy is being revised to permit the Fund to invest up to 25% of its total assets in stocks of issuers in emerging markets. As a result of these changes, the primary risks of the Fund are being revised to include emerging markets risk and small cap securities risk. In addition to the changes in investment strategy, the investment process of the Fund is being revised. The Fund’s other descriptions of its primary risks and operations are substantially similar to that described in Fund’s existing registration statement. In addition, the Amendment includes changes to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A.

        The Fund and its distributor, BlackRock Investments, LLC have also filed requests for acceleration of the effective date of the Registration Statement so that the Registration Statement will become effective at 12:00 noon on December 29, 2009. If the request for acceleration is granted, on or around December 29, 2009, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

        If you have any questions or comments with respect to the Registration Statement, please call me at 212-728-8681.

        Sincerely,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Denis Molleur, Esq. Maria Gattuso, Esq. Ed Gizzi, Esq.